ECARX to provide Volkswagen Brazil and Skoda with digital cockpit solutions

The award will see the ECARX Antora® 1000 computing platform and ECARX Cloudpeak® software architecture powering vehicles through Volkswagen's Global Entry Infotainment initiative.

London, 6 March, 2025, (GLOBE NEWSWIRE) - ECARX Holdings Inc. (Nasdaq: ECX) (“ECARX” or the “Company”), a global mobility technology provider, today announced an award by the Volkswagen Group to provide advanced digital cockpit solutions for vehicles sold globally under the Volkswagen and Skoda brands.

ECARX will provide a complete digital cockpit solution, including the integrated hardware and software of the ECARX Antora® 1000 computing platform and ECARX Cloudpeak® software architecture.

A significant number of cars will be launched with a user experience defined by Volkswagen Group and ECARX. Initial launches are planned in Brazil and India, with further markets for growth potential.

Antora® 1000 is ECARX’s fourth-generation digital cockpit computing platform, based on a 7nm high-performance SE1000 System-on-Chip (SoC) from SiEngine.

ECARX Cloudpeak®, a flexible and modular platform based on the Android Automotive operating system and Linux, is able to integrate services including Google Maps, Google Assistant voice control and the Google Play store, along with mobile integrations including Android Auto and Apple CarPlay, along with other regional mobile ecosystems and services.

The computing platform's operating system and the ECARX Cloudpeak® software stack are developed entirely in-house by ECARX, to deliver a compact, affordable and energy-efficient system able to support a high-quality user experience based on Android OS and supporting Google Automotive Services, with further services and details to be announced.

The combination of ECARX computing platform and architecture will power the intelligent cockpit of Skoda and Volkswagen-branded vehicles.

Ziyu Shen, Chairman and CEO of ECARX, said of the partnership:

"This awarding by the Volkswagen Group is a great opportunity for ECARX to partner with one of the most well-known and respected automakers in the world, and also a significant step forward for ECARX as a global company, partnering with international OEMs to deliver the best in intelligent automotive technology."

About ECARX
ECARX (Nasdaq: ECX) is a global automotive technology provider with capabilities to deliver turnkey solutions for next-generation smart vehicles, from the system on a chip (SoC), to central computing platforms, and software. As automakers develop new electric vehicle architectures from the ground up, ECARX is developing full-stack solutions to enhance the user experience, while reducing complexity and cost.
Founded in 2017 and listed on the Nasdaq in 2022, ECARX now has over 1,800 employees based in 12 major locations in China, UK, USA, Sweden, Germany and Malaysia. To date, ECARX products can be found in over 7.3 million vehicles worldwide.

About the Volkswagen Group

The Volkswagen Group is one of the world's leading car makers, headquartered in Wolfsburg, Germany. It operates globally, with 114 production facilities in 17 European countries and 10 countries in the Americas, Asia and Africa. With around 684,000 employees worldwide. The Group’s vehicles are sold in over 150 countries.
With an unrivalled portfolio of strong global brands, leading technologies at scale, innovative ideas to tap into future profit pools and an entrepreneurial leadership team, the Volkswagen Group is committed to shaping the future of mobility through investments in electric and autonomous driving vehicles, digitalization and sustainability.
In 2023, the total number of vehicles delivered to customers by the Group globally was 9.2 million (2022: 8.3 million). Group sales revenue in 2023 totaled EUR 322.3 billion (2022: EUR 279.1 billion). The operating result before special items in 2023 amounted to EUR 22.6 billion (2022: EUR 22.5 billion)

Forward-Looking Statements
This release contains statements that are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management’s beliefs and expectations as well as on assumptions made by and data currently available to management, appear in a number of places throughout this document and include statements regarding, amongst other things, results of operations, financial condition, liquidity, prospects, growth, strategies, and the industry in which we operate. The use of words “expects,” “intends,” “anticipates,” “estimates,” “predicts,” “believes,” “should,” “potential,” “may,” “preliminary,” “forecast,” “objective,” “plan,” or “target,” and other similar expressions are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to a number of risks and uncertainties that could cause actual results to differ materially, including, but not limited to statements regarding our intentions, beliefs, or current expectations concerning, among other things, results of operations, financial condition, liquidity, prospects, growth, strategies, future market conditions or economic performance and developments in the capital and credit markets and expected future financial performance, and the markets in which we operate.
For a discussion of these and other risks and uncertainties that could cause actual results to differ materially from those expressed in any forward-looking statement, see ECARX’s filings with the U.S. Securities and Exchange Commission. ECARX undertakes no obligation to update or revise forward-looking statements to reflect subsequent events or circumstances, except as required by applicable law.

Investor Contact:
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Media Contact:
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